As filed with the Securities and Exchange Commission on December 23, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

MASSEY ENERGY COMPANY

(Name of Subject Company (Issuer))

MASSEY ENERGY COMPANY

(Name of Filing Person (Offeror))

4.75% Convertible Senior Notes due 2023

(Title of Class of Securities)

576203 AA 1 (144A) and 576203 AB 9 (Registered)

(CUSIP Number of Class of Securities)

Thomas J. Dostart, Esq.

Vice President, General Counsel and Secretary

MASSEY ENERGY COMPANY

4 North 4th Street

Richmond, Virginia 23219

(804) 788-1800

(Name, address and telephone number of person authorized

to receive notices and communications

on behalf of filing persons)

Copies to:

David M. Carter, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219

(804) 788-8200

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$361,501,800	$42,549

(1)	Calculated solely for the purpose of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction value was calculated assuming that $132,000,000 aggregate principal amount of the outstanding 4.75% Convertible Senior Notes due 2023 are being purchased at the maximum price of $2,738.65 per $1,000 principal amount of Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $117.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00011770.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$42,549	Filing Party:	Massey Energy Company
Form or Registration No.:	SC TO-I	Date Filed:	November 23, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Massey Energy Company, a Delaware corporation (the “Company”), on November 23, 2005, as amended and supplemented by Amendment No. 1 thereto filed by the Company on December 12, 2005, Amendment No. 2 thereto filed by the Company on December 19, 2005 and Amendment No. 3 thereto filed by the Company on December 21, 2005 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash any and all of its outstanding 4.75% Convertible Senior Notes due 2023 upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the tender offer, copies of which were previously filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On December 22, 2005, the Company reported (i) the results of the Company’s tender offer for any and all of its outstanding $132.0 million in aggregate principal amount of 4.75% Convertible Senior Notes due 2023 (the “4.75% Notes”) pursuant to the Company’s previously announced tender offer for the 4.75% Notes and (ii) the results of the Company’s offer to exchange shares of its common stock, par value $0.625 per share, and a cash payment for any and all of its outstanding $175.0 million in aggregate principal amount of 2.25% Convertible Senior Notes due 2024 (the “2.25% Notes”) pursuant to the Company’s previously announced exchange offer for the 2.25% Notes. The press release issued by the Company on December 22, 2005 reporting the results of the Company’s tender offer for the 4.75% Notes and the results of the Company’s exchange offer for the 2.25% Notes is attached hereto as Exhibit (a)(5)(H) and incorporated herein by reference.

The first paragraph “Documents Incorporated by Reference” on page 25 of the Offer to Purchase is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

“We incorporate by reference in this Offer to Purchase our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 16, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 10, 2005, August 9, 2005 and November 9, 2005, respectively, our Current Reports on Form 8-K, which were filed with the SEC on February 7, 2005, February 24, 2005, February 25, 2005, March 15, 2005, March 18, 2005, April 1, 2005, May 26, 2005, May 31, 2005, September 26, 2005, November 17, 2005, November 23, 2005, November 30, 2005, December 9, 2005, December 19, 2005, December 21, 2005, December 22, 2005 and December 23, 2005, and our Current Report on Form 8-K/A, which was filed with the SEC on November 30, 2005.”

Item 12. Material to be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(H)	Press Release issued by the Company, dated December 22, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 23, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MASSEY ENERGY COMPANY

By:	/s/ Thomas J. Dostart
Thomas J. Dostart
Vice President, General Counsel and Secretary

Dated: December 23, 2005

2

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(H)	Press Release issued by the Company, dated December 22, 2005 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on December 23, 2005).